UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

VIKING SYSTEMS, INC.

(Name of Subject Company (Issuer))

ARROW MERGER CORPORATION

(Offeror)

a wholly-owned subsidiary of

CONMED CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92685Q 20 0

(CUSIP Number of Class of Securities)

Robert D. Shallish, Jr.

Vice President-Finance and Chief Financial Officer

CONMED Corporation

525 French Road

Utica, New York 13502

(315) 797-8375

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert W. Downes, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$22,472,668.90	$2,575.37

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 72,554,620 outstanding shares of common stock, par value $0.001 per share, of Viking Systems, Inc. (“Viking”) multiplied by the offer price of $0.27 per share, (ii) 29,864,795 shares of Viking common stock issuable pursuant to outstanding in-the-money warrants multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such warrants of $0.2017 per share and (iii) 4,747,500 shares of Viking common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such options of $0.0924 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,575.37	Filing Party: CONMED Corporation
Form of Registration No.: Schedule TO	Date Filed: August 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on August 24, 2012, and is filed by (i) Arrow Merger Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of CONMED Corporation (“CONMED”) and (ii) CONMED. The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of Viking Systems, Inc., a Delaware corporation (“Viking”), at a price of $0.27 per Share in cash, net to the seller but less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is expressly incorporated in the Schedule TO by reference in response to Item 11 of the Schedule TO, except to the extent supplemented by the information specifically provided herein.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, on September 21, 2012, the Offer expired as scheduled and was not extended. CONMED was advised by the Depositary that, as of the expiration of the Offer, a total of 64,358,946 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 83.59% of the currently outstanding Shares (including 934,194 Shares delivered through Notices of Guaranteed Delivery, representing approximately 1.21% of the Shares outstanding).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Merger Sub has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Merger Sub currently intends to exercise its Top-Up Option, pursuant to which Viking will issue Shares to Merger Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Merger Sub and CONMED could effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, if applicable, Merger Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Viking. Accordingly, Merger Sub intends to effect a short-form merger in which Merger Sub is merged with and into Viking, with Viking surviving the Merger and continuing as a wholly-owned subsidiary of CONMED. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by CONMED, Merger Sub or any other direct or indirect wholly-owned subsidiary of CONMED and (ii) Shares held by Viking stockholders who properly demand appraisal for their Shares under Delaware law, will automatically be converted into the right to receive the Offer Price in cash without interest. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On September 24, 2012, CONMED issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.”

Item 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(G)	Press Release of CONMED dated September 24, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

CONMED CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.

Title:	Vice President-Finance and Chief Financial Officer

ARROW MERGER CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.

Title:	Vice President-Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 24, 2012.*

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement, published August 24, 2012 in Investor’s Business Daily. *

(a)(1)(G)	Press Release of CONMED dated September 24, 2012.

(a)(5)(A)	Joint Press Release of CONMED and Viking dated August 14, 2012 (incorporated by reference to Exhibit 99.1 to the first Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(a)(5)(B)	Communication, on August 14, 2012, from Joseph J. Corasanti, President and CEO of CONMED, to Employees of CONMED (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among CONMED, Merger Sub and Viking (incorporated by reference to Exhibit 99.1 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(2)	Secured Promissory Note, dated August 13, 2012, between CONMED and Viking (incorporated by reference to Exhibit 99.2 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

(d)(3)	Tender and Voting Agreement, dated August 13, 2012, by and among CONMED, Merger Sub, and the holders of Shares party thereto (incorporated by reference to Exhibit 99.3 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012). *

*	Previously filed